Exhibit 12.1

Kohl’s Corporation
Ratio of Earnings to Fixed Charges
($000s)

	13 Weeks Ended May 2, 2015	Fiscal Year (1)
		January 31, 2015	February 1, 2014	February 2, 2013	January 28, 2012	January 29, 2011
Earnings
Income before income taxes	$196	$1,349	$1,404	$1,561	$1,859	$1,788
Fixed charges	130	524	517	509	482	489
Less interest capitalized during period	-	(2)	(1)	(2)	(6)	(6)
	$326	$1,871	$1,920	$2,068	$2,335	$2,271
Fixed Charges
Interest (expensed or capitalized)	$84	$342	$339	$ 335	$309	$319
Portion of rent expense representative of interest	45	180	176	172	172	170
Amortization of deferred financing fees	1	2	2	2	1	_
	$130	$524	$517	$509	$482	$489
Ratio of earning to fixed charges	2.5	3.6	3.7	4.1	4.8	4.6

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(1) All years presented were 52-week years except for the year ended February 2, 2013, which was a 53-week year.‘